UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Transmode AB

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

Infinera Corporation

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Karl Thedéen, CEO

Fredsborgsgatan 24

117 43 Stockholm, Sweden

Telephone: +46 8 410 880 00

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

James L. Laufman

Infinera Corporation

140 Caspian Court

Sunnyvale, California 94089

Telephone: (408) 572-5200

and

Tony Jeffries

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

July 10, 2015

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.	Description
99.1	Letter to Directly Registered Transmode Shareholders, distributed on July 29, 2015.
99.2	Letter to Nominee Registered Transmode Shareholders, distributed on July 29, 2015.

Item 2. Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.
(2)	Not applicable.
(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINERA CORPORATION

By:	/s/ James L. Laufman
Name: James L. Laufman
Title: Senior Vice President and General Counsel

Date: July 30, 2015